Lisa Proch Talcott Resolution Law Group The Hartford* 1 Griffin Road North Windsor, CT 06095-1512 Tel. 1-860-547-4390 lisa.proch@thehartford.com *As administrator for The Registrant

April 26, 2018

Mr. Sonny Oh
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management – Disclosure Review and Accounting Office
100 F Street, N.E.
Washington, D.C. 20549

Re:    Union Security Insurance Company ("Registrant")
File No. 333-224347    Empower
File No. 333-224394    Masters
Masters+
File No. 333-224346    Triple Crown
File No. 333-224393    TD Waterhouse

Union Security Life Insurance Company of New York ("Registrant")
File No. 333-224349    Masters
File No. 333-224348    TD Waterhouse

1.	General Comments

a.	COMMENT: Under the Calculation of Registration Fee table, please revise "Proposed Account to be Registered" to "Amount to be Registered."

RESPONSE: Registrants hereby represent that we will revise the disclosure.

b.	COMMENT: In the Calculation of Registration Fee table in the "Amount to be Registered" column, please state the amount of shares that are being carried over.

RESPONSE: Registrants hereby represent that we will state the amount of shares to be carried over.

c.	COMMENT: In the Calculation of Registration Fee table in the "Amount to be Registered" column, please footnote disclosure required by Rule 415(a)(6).

RESPONSE: Registrants hereby represent that we will include the disclosure by Rule 415(a)(6) in the footnote.

d.	COMMENT: On the facing page, please state required disclosure pursuant to Rule 429.

RESPONSE: Registrants hereby represent that we will include the required disclosure.

e.	COMMENT: Please state the required disclosure pursuant to Rule 481(b)(1).

RESPONSE: Registrants hereby represent that we will include the required disclosure.

f.	COMMENT: Under Item 13, please break out the list of expenses.

RESPONSE: Registrants hereby represent that we will break out the list of expenses.

g.	COMMENT: Pursuant to Item 17, please ensure all required undertakings are provided.

RESPONSE: Registrants hereby represent that we will include the required undertakings disclosure.

Sincerely,

/s/ Lisa Proch

Lisa Proch
Vice President,
Assistant General Counsel